FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:	“Syngenta and Devgen enter insect control research partnership”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contact: Daniel Braxton Switzerland+41 61 323 2323	Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521

Basel, Switzerland, May 14, 2012

Syngenta and Devgen enter insect control research partnership

•	License to access novel insect control technology
•	New range of biological solutions for hard-to-control insects
•	Development of new commercial offers for growers

Syngenta and Devgen today announced a six-year global license and research agreement. The partnership will enable Syngenta to add RNA interference (RNAi) technology to its crop protection pipeline. As of April 2013, the two companies will jointly develop new biological insect control solutions based on RNAi technology.

Under the agreement, Syngenta will develop and commercialize sprayable RNAi-based crop protection products originating from Devgen. Devgen will bolster its research activities through funding and royalties from Syngenta, consisting of an upfront technology access payment of EUR 22m and EUR 4.8m per year to fund research over the course of the agreement. Devgen is eligible to receive royalties from Syngenta on sales of developed products.

“We are pleased to enter this research partnership with Devgen given their leading position in RNAi research and proven expertise in RNAi-based insect control,” said Sandro Aruffo, Global Head of Research and Development. “This novel technology further expands our growing range of biological insect control solutions.”

“We are pleased to have Syngenta, a leading crop protection and seed company, as partner in the RNAi field. This relationship will enable Devgen to further and fully exploit the potential of this exciting technology for spray applications.” says Thierry Bogaert, CEO of Devgen.

RNAi is a naturally occurring process in all organisms. In agriculture, RNAi is developed to target and control a specific pest, thereby protecting high-value crops with no harm to beneficial insects.

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – May 14, 2012 / Page 1 of 1

SYNGENTA AG

Date:	May 14, 2012	By:	/s/ Sandra Bürli-Borner
			Name:	Sandra Bürli-Borner
			Title:	Legal Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services